Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, VA 22102
November 12, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Registration Statement on Form S-1
of Booz Allen Hamilton Holding Corporation
File No. 333-167645
Ladies and Gentlemen:
     Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Booz Allen Hamilton Holding Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EST) on November 16, 2010 or as soon thereafter as possible.
          The Registrant hereby acknowledges that:
          (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          (iii) the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, Booz Allen Hamilton Holding Corporation
By:	/s/ CG Appleby
	Name:	CG Appleby
	Title:	General Counsel and Secretary